EXHIBIT 99.2

Report to Shareholders
Twelve months ended December 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Brigus Gold Corp. (“Brigus” or the “Corporation”) and should be read in conjunction with the annual audited consolidated financial statements and related notes, which are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  For a reconciliation to GAAP in Canada (“Canadian GAAP”), see Note 26 to the consolidated financial statements referred to above.  These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Brigus.  All of the financial information presented herein is expressed in US dollars, unless otherwise stated.  The information presented in this MD&A is as of March 29, 2011.  Canadian dollars are indicated by the symbol “Cdn$”.  A cautionary note regarding forward-looking statements follows this MD&A.

In this report, the terms “cash operating cost,” “total cash cost” and “total production cost” are non-GAAP financial measures and are used on a per ounce of gold sold basis.  Cash operating costs per ounce is equivalent to direct operating cost as found on the Consolidated Statements of Operations, less production royalty expenses and mining taxes but includes by-product credits for payable silver, where applicable.  Total cash cost is equivalent to cash operating costs plus production royalties and mining taxes.  The term “total production costs” is equivalent to total cash costs plus non-cash costs including depreciation and amortization.  See “Reconciliation of Cash Operating and Total Production Costs per Ounce” below.

On June 25, 2010, following the closing of the merger with Linear Gold Corp. (“Linear”), the Corporation filed articles of amendment which, among other things, changed the name of the Company to Brigus Gold Corp., consolidated the common shares, including those issued to Linear shareholders, on the basis of one (1) post-consolidation Brigus Gold share for every four (4) Brigus Gold shares outstanding immediately prior to such consolidation.

OVERVIEW

Brigus is principally engaged in gold mining including extraction, processing, and refining, as well as related activities including exploration and development of mineral deposits principally in the Americas.  The Company owns Black Fox, an open pit and underground mine and mill located in the Province of Ontario, Canada (“Black Fox”).  The Black Fox mine site is situated eleven kilometres east of Matheson and the mill complex is twenty kilometres west of Matheson.  The Black Fox open pit and mill commenced commercial production in May 2009.  The development of the Black Fox underground mine commenced in the second quarter of 2010 and Brigus expects to achieve commercial ore production from the underground mine in April 2011.  The Company owns two exploration properties adjacent to the Black Fox mine site known as Grey Fox and Pike River.

The Company is also advancing its 100% owned Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits.  In Mexico, the Company holds a 100% interest in the Ixhuatan Property located in the state of Chiapas.  In the Dominican Republic, Brigus and Everton Resources have a joint venture covering the Ampliacion Pueblo Viejo (“APV”) and Loma El Mate gold exploration projects.

BUSINESS COMBINATION WITH LINEAR

On March 9, 2010, Brigus (formerly Apollo Gold Corporation) and Linear Gold Corp. (“Linear”) entered into a binding letter of intent (as amended on March 18, 2010, the “Letter of Intent”) pursuant to which (i) the businesses of Brigus and Linear would be combined by way of a court-approved plan of arrangement (the “Arrangement”) pursuant to the provisions of the Business Corporations Act (Alberta) (“ABCA”) and (ii) Linear purchased 15,625,000  common shares of Brigus at a price of Cdn$1.60 per common share for gross proceeds of Cdn$25.0 million (the “Private Placement”) on March 19, 2010.  As part of the Arrangement, the Brigus common shares issued to Linear in this Private Placement were cancelled without any payment upon completion of the Arrangement.

On June 25, 2010, the Company completed the business combination of Brigus and Linear.  The Arrangement was structured as a court-approved plan of arrangement under the ABCA pursuant to which Brigus acquired all of the issued and outstanding Linear shares and Linear amalgamated with 1526753 Alberta ULC (the “Brigus Sub”).  Under the terms of the Arrangement, former shareholders of Linear received, after giving effect to a 4 for 1 common share consolidation, 1.37 Brigus common shares for each common share of Linear, subject to adjustment for fractional shares.  Outstanding options and warrants to acquire Linear shares have been converted into options and warrants to acquire Brigus common shares, adjusted in accordance with the same ratio.  The Company issued 60,523,014 common shares, 11,191,677 warrants to purchase common shares and 3,448,746 options to purchase common shares in connection with the completion of the Arrangement.

Board of Directors and other Matters.  Upon consummation of the Arrangement, the following changes occurred:

•	Wade Dawe (the former President and Chief Executive Officer of Linear) was appointed President and Chief Executive Officer of Brigus;
•
R. David Russell (i) resigned as President and Chief Executive Officer of Brigus and, subject to customary releases, was paid all termination and other amounts owing pursuant to his employment agreement amounting to approximately $1.7 million in the aggregate and (ii) entered into a consulting agreement with Brigus;

•
The Board of Directors of Brigus was initially comprised of six directors including (i) Wade Dawe who was nominated as the Chairman of the Board of Directors, (ii) three previous Apollo board members and (iii) two Linear nominees.  A seventh director, Harry Burgess, who is a mining industry technical person, was appointed during the fourth quarter 2010.

The Arrangement allowed the Company to reduce its project debt related to the Black Fox mine, and to provide capital to fund underground development at Black Fox and the exploration programs at the Black Fox Complex, which includes the mine, Grey Fox and Pike River properties.  The Arrangement also provided the Company with an increased number of properties, including the Goldfields project in northern Saskatchewan, Canada, properties in the Chiapas area of southern Mexico, and the APV property in the Dominican Republic.

The Arrangement was accounted for using the acquisition method with Brigus as the acquirer of Linear.  The Company completed a full and detailed valuation of the fair value of the net assets of Linear acquired with the assistance of an independent third party.

The purchase price allocation is summarized as follows:

Purchase of Linear shares (60,523,014 Brigus common shares)	$75,049
Fair value of options and warrants issued	7,422
Purchase consideration	$82,471

The purchase price was allocated as follows:

Net working capital acquired (including cash of $15.4 million)	$10,749
Equity investment in Brigus	19,375
Property, plant and equipment (including mineral exploration properties of $60.6 million)	62,892
Other assets	35
Deferred income tax liability	(10,580)
Net identifiable assets	$82,471

The Company is a public company and its common shares are listed on both the Toronto Stock Exchange and the NYSE Amex Equities Exchange under the symbol BRD.

 2010 AND YEAR-TO-DATE 2011 HIGHLIGHTS

•	Completed the merger of Apollo and Linear to form Brigus on June 25, 2010.
•	Gold production in 2010 of 67,499 ounces and gold sales of 69,922 ounces.
•	Total cash cost per ounce gold sold in 2010 of $589 (note 1).
•	Operating income of $7.8 million.
•
Raised $70.0 million in net proceeds from equity financings during the year and sold a future gold stream to Sandstorm for $56.3 million with the proceeds used to reduce debt on the Project Facility and to unwind gold forward sales contracts.

•	Unwound all gold forward sales to make Brigus gold hedge free.
•	Strengthened balance sheet by reducing the Black Fox Project Facility during 2010 from $70.0 million down to $22.0 million as at December 31, 2010.
•
Commenced the development of the Black Fox underground mine in the second quarter 2010, including the construction of a new ramp from the 235 metre level to the surface and a new ventilation/services raise both of which were completed in March 2011.

•	Completed 106 exploration drill holes on the Black Fox Complex (collectively Black Fox, Grey Fox and Pike River properties) in 2010 and to the date of this report for total of 43,000 metres.
•	Completed a Titan 24 IP geophysical survey on the Black Fox Complex and on the Black Fox mill property which hosts the former Stock mine.
•	On March 23, 2011, issued $50.0 million of senior unsecured convertible debentures and fully repaid the balance outstanding on the Project Facility debt of $22.0 million.

(1)	Total cash cost per ounce gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation

OVERALL PERFORMANCE
(Thousands, except per share and ounce amounts)

For the year ended December 31, 2010, Brigus incurred a loss of $66,962 or $0.57 per share as compared to a loss of $61,650 or $1.00 per share for the same period in 2009.

	Year Ended December 31,
(Thousands, except per share and ounce amounts)	2010	2009	2008
Revenue from the sale of gold	$85,935	$47,008	$–
Operating income (loss)	$7,788	$6,700	$(9,313)
Net (loss) income	$(66,962)	$(61,650)	$1,202
Basic and diluted net (loss) income per share:	$(0.57)	$(1.00)	$0.03

Gold sales in ounces	69,922	46,016	–
Total cash cost per ounce of gold sold(1)	$589	$567	n/a

(1)	Total cash cost per ounce gold sold is a non-GAAP measure and is not necessarily comparable to similar titled measures of other companies due to potential inconsistencies in the method of calculation.

Twelve months ended December 31, 2010 Compared to the Twelve months ended December 31, 2009

The Company recorded a net loss of $67.0 million, or ($0.57) per share, for the twelve months ended December 31, 2010, as compared to a net loss of $61.7 million, or ($1.00) per share, for the twelve months ended December 31, 2009.  In late May 2009, Black Fox, the Company’s only producing property, entered commercial production.  Therefore, there were less than eight months of operating results to report for the twelve months ended December 31, 2009.

•
Revenue for the twelve months ended December 31, 2010 was $85.9 million compared to $47.0 million for the same period in 2009.  The average price recorded for gold sold for the twelve months ended December 31, 2010 was $1,228 per ounce compared to $1,021 per ounce for the twelve months ended December 31, 2009.  Gold sold for the twelve months ended December 31, 2010 was 69,922 ounces compared to 46,016 ounces for the same period 2009.

•
Of the 69,922 ounces of gold sold in the year ended December 31, 2010, 52,729 ounces were delivered against gold forward sales contracts and therefore cash received on those deliveries was at the contract price of $876 per ounce, with the balance of 17,193 ounces of gold sold at spot prices.  In 2009, all gold ounces sold were delivered against the Company’s forward sales contracts and therefore the Company received $876 per ounce.  For gold sales delivered into the gold forward sales contracts, the difference between the average spot price per ounce of gold at the time of sale and the forward sales contract price is recorded as a loss on derivative instruments.

•
Direct operating costs at Black Fox, which include mining costs and processing costs, for the twelve months ended December 31, 2010 were $41.3 million, compared to $26.1 million for the twelve months ended December 31, 2009.  The increased operating costs from 2009 to 2010 of $15.2 million is due mainly to the fact that Black Fox entered commercial production in May 2009 and therefore the $26.1 million of costs cover less than an eight month period compared to twelve months in 2010.  The cost per tonne mined in 2010 of Cdn$3.23 was the same as in 2009 but the actual tonnes mined were higher at 6,354,000 tonnes in 2010 compared to 4,869,000 tonnes in 2009.  Milling cost per tonne milled in 2010 was Cdn$14.39 which was lower than the 2009 costs of Cdn$19.52 per tonne, however the total tonnes milled in 2010 and 2009 were 718,400 tonnes and 422,000 tonnes respectively.  Included within direct operating costs for 2010 are ore inventory write downs resulting from applying the rules of lower of cost or market value amounting to $8.6 million compared to $0.4 million in 2009.

•
General and administrative expenses were $12.6 million and $4.9 million for the years 2010 and 2009, respectively.  The increase is mainly the result of the merger between Apollo and Linear which formed Brigus, being (a) termination costs of the previous President and CEO plus two vice presidents, (b) increased overhead costs as a result of including Linear overhead costs (two offices instead of one), the effects of which will decrease as the transition plan for Brigus is completed over the next six to nine months, and (c) increased consulting and legal fees in connection with the Project Facility and the requirement from the lending Banks to incorporate the assets of Linear within the lending banks security package.

•
Expenses for exploration and development, consisting of drilling and maintaining exploration properties, totaled $7.5 million and $2.0 million for the years ended December 31, 2010 and 2009, respectively.  The increase in expenditure of $5.5 million is a result of increased drilling activity at the Grey Fox and Pike River properties (an average of three drill rigs in 2010 compared to one in 2009), the completion of a Titan geophysical survey over all of the Black Fox Properties in the fourth quarter 2010, plus the inclusion of the Goldfields property (as part of the June 2010 merger transaction with Linear) within the Company’s portfolio, see “Exploration”.

•
Interest expense during the twelve months ended December 31, 2010 was $11.5 million compared to $8.0 million for the same period in 2009.  The increase in interest of $3.5 million is primarily a result of a $4.0 million charge for the acceleration of the amortization of the Project Facility debt discount as a direct result of paying down the Project Facility debt during 2010 by an amount ($48.0 million) greater than the original repayment schedule.

•	During 2010, the Company recorded $3.3 million for costs related to the Linear acquisition. Costs included legal, accounting and investment banking fees to complete the Arrangement.

•
During the twelve months ended December 31, 2010 and 2009, the Company recorded a loss of $8.0 million and a loss of $10.7 million, respectively, for the change in fair value of certain warrants to purchase common shares of Brigus denominated in a currency (the Canadian dollar) other than the Company’s functional currency (the US dollar) due to these warrants being treated as derivative instruments rather than equity instruments for accounting purposes.

•
For the twelve months ended December 31, 2010 and 2009, Brigus recorded losses on derivative instruments of $51.8 million and $43.8 million, respectively.  The $51.8 million loss for the twelve months ended December 31, 2010 is comprised of (1) a $53.6 million loss on gold forward sales contracts and (2) a $1.8 million gain for the change in value of Canadian dollar foreign currency contracts, compared to the $43.8 million loss for the twelve months ended December 31, 2009 comprised of (1) a $51.4 million loss on gold forward sales contracts and (2) a $7.6 million gain for the change in value of Canadian dollar foreign currency contracts.

RESULTS OF OPERATIONS

Black Fox Mine and Mill	12 months ended December 31,
	2010	2009
Gold Sales:
Gold (ounces)	69,922	46,016
Silver (ounces)	1,943	2,371
Average realized gold price per ounce - excluding forward sales contracts	$1,228	$876
Average realized gold price per ounce - including forward sales contracts	$981	$876
Production:
Ore tonnes mined	792,000	642,000
Waste tonnes mined	5,562,000	4,227,000
Phase 2 open pit overburden tonnes mined	3,199,000	–
Total tonnes mined	9,554,000	4,869,000
Tonnes milled at Black Fox mill	718,400	422,000
Tonnes per day milled	1,968	1,730
Head grade of ore (gpt)	3.17	3.70
Recovery (%)	92%	93%
Gold ounces produced	67,499	52,152
Total cash and production costs on a by-product basis ($/ounce):
Total cash costs per ounce of gold	$589	$567
Total production costs per ounce of gold	$794	$726
Average gold price ($/ounce):
Gold – London bullion market	$1,225	$973

RECONCILIATION OF CASH OPERATING AND TOTAL PRODUCTION COSTS PER OUNCE

	12 months ended December 31,
($ in thousands)	2010	2009
Gold ounces sold	69,922	46,016
Direct operating costs	$41,265	$26,126
Less: By-product credits	(75)	(40)
Cash operating costs and Total cash costs	41,190	26,086
Add: Depreciation & amortization (operations only)	13,672	6,940
Add: Accretion on accrued site closure costs	646	369
Total production costs	55,508	33,395
Cash operating cost per ounce of gold	589	567
Total cash cost per ounce of gold	589	567
Total production cost per ounce of gold	794	726

2010 Operational Review

Gold ounces sold during the year ended December 31, 2010 were 69,922 ounces.  52,729 ounces were delivered against the forward sales contracts at a realized price of $876 per ounce with the balance of 17,193 ounces of gold (25%) being sold into the spot market at an average gold price of $1,304 per ounce, resulting in an average realized gold price for the year of $981 per ounce.  This compares to sales of 46,016 ounces, all of which were delivered into the hedge forward contracts at an average realized gold price of $876 per ounce, for the same period of 2009.  The total cash cost per ounce of gold sold for the twelve months ended December 31, 2010 was $589 per ounce compared to $567 per ounce for the twelve months ended December 31, 2009.  It should be noted that Black Fox commenced commercial production of gold in May 2009.

During the twelve months ended December 31, 2010, 6,354,000 tonnes of material was mined from Phase 1 of the Black Fox open pit of which 792,000 tonnes were gold ore and 5,562,000 tonnes were waste rock resulting in a strip ratio of 7.0:1 compared to the year ended December 31, 2009 when 4,869,000 tonnes were mined from Phase 1, of which 642,000 tonnes was ore, resulting in a strip ratio of 6.6:1.  In addition to the Phase 1 tonnes mined in the year 2010, an additional 3,199,000 tonnes of overburden material was removed in preparation for the mining of Phase 2 of the open pit.  The overburden removal will continue into the first quarter 2011 and ore production from Phase 2 is scheduled to commence in March 2011.  The costs of the 2010 overburden removal are charged to mine operating costs in 2010 as they are incurred (US GAAP) even though no ores will be produced from Phase 2 until 2011.

During the twelve months ended December 31, 2010, the Black Fox mill processed 718,400 tonnes of ore (1,968 tonnes per day), at a grade of 3.17 grams of gold per tonne and a  recovery rate of 92%, achieving total gold production of 67,499 ounces,  compared to 46,621 ounces produced during the twelve months ended December 31, 2009.  The 45% increase in gold production over 2009 is because the mill commenced production in May 2009 and therefore the operating time was less than eight months during 2009.  The mill average throughput of 1,968 tonnes per day in 2010 was higher than the 1,730 tonnes per day for 2009 as improvements in operating the mill have been implemented since the mill start up in 2009.

The primary capital expenditures in 2010 were related to the development of the underground mine at Black Fox to supplement the open pit ore feed to the mill with higher grade ores.  In May 2010, the Company awarded the underground development contract to Cementation Inc., which mobilised during June 2010.  From June to December 31, 2010 Cementation and Brigus crews had completed 1,643.1 metres of ramp and lateral development, plus the rehabilitation of the existing ramp down to the 235-metre level.  The completed work included the development of a new ramp from the 235- metre level to surface (494.7 metres) which will replace the existing ramp.  The new ramp will be completed and commissioned in late March 2011 allowing ore mining from the underground as well as the Phase 2 open pit to commence.

The mine plan for Phase 2 of the open pit also required that the existing ventilation and services raise be moved and replaced with a larger capacity facility.  Therefore in July 2010, a new ventilation and services raise from surface down to the 235-metre level was commenced and at the end of 2010 equipping of the new raise was underway.  The new ventilation and services facility was commissioned on March 1, 2011.  Mining of Phase 2 waste commenced during the first quarter 2011 and the mining of ore from the Phase 2 pit began on March 23, 2011 following the removal of the old ventilation facility.

  Other capital projects completed in 2010 were for mine site infrastructure including the new administration and technical offices, miners’ change house, sample preparation and core logging facilities as well as the construction of a new mine maintenance workshop, which was completed in December 2010.

The Company plans to mine underground ores using its own equipment and employees although some initial mining of ores will be performed by the contractor during development.

Capital expenditure incurred in 2010 was $35.5 million and included $20.9 million on the development of the underground, $12.6 million on open pit and underground mine equipment, financed by capital leases, and $2.0 million on a new mine maintenance workshop and other service infrastructures.

INDEPENDENT TECHNICAL REPORT

On January 6, 2011, the Company issued a National Instrument 43-101 Technical Report (“Report”) for the Black Fox mine prepared by independent consultants Wardrop Engineering Inc., (“Wardrop”) A Tetra Tech Company, Toronto, Ontario, with assistance from Brigus staff.  The Report is filed under the Company’s name on www.sedar.com and is also available on the Company’s website: www.brigusgold.com.  Highlights from the Report include:

•	Mine life of 8.6 years based on existing reserves of 906,375 ounces of gold within 6.5 million tonnes at an average gold grade of 4.4 grams per tonne (“gpt”).
•	Processing rate of 730,000 tonnes per annum (2,000 tonnes per day (“tpd”)) and a recovery rate of 94%.
•	Average cash operating costs of $502 per ounce ($66.94 per tonne milled) with a break even gold price of $602 per ounce.
•	Capital costs, including sustaining capital, of $74.8 million.
•
The Net Present Value (“NPV”) of Black Fox, at a 5% discount rate, is $359.4 million with a pre-tax undiscounted cash flow of the project of $439.0 million from revenues of $932.1 million based on a gold price of $1,200 per ounce for 88% of the ounces produced and $500 per ounce for the remaining 12% of production ounces, in accordance with the gold stream agreement with Sandstorm Resources (“Gold Stream Agreement”).

•	Average annual production of 104,000 ounces of gold over the next five years.

RESERVES & RESOURCES

The Report also included the estimated reserves and resources statement for Black Fox at October 31, 2010, which has since been updated to reflect depletion from production from the end of October to December 31, 2010.  The year-end 2010 reserves and resources for Black Fox and consolidated totals are shown in the tables below.

At December 31, 2010, Black Fox had approximately 0.9 million ounces of gold contained within 6.3 million tonnes at an average gold grade of 4.4 gpt in Proven and Probable Reserves.  Our consolidated total Proven and Probable Reserves, including Black Fox and the Goldfields Project, total 1.9 million ounces of gold contained within 31.7 million tonnes at an average gold grade of 1.9 gpt.

The Report indicated a large reduction in Inferred Resources for Black Fox, due to a review of this classification of resources.  There are a number of individual, yet very positive drill results from drill holes distant from the existing mine reserves.  These were included in previous resource estimates, but excluded from the current resource estimate as they were considered by Brigus and Wardrop to be too far from the main deposit and too far apart to be included within the Inferred Resource category.  Follow up and infill drilling around these drill holes provides the Company with high-priority exploration targets and a further opportunity for future resource additions.  Prior to the Brigus merger, drilling to expand Black Fox resources and reserves was limited from 2008 to early 2010 due to capital constraints.

The gold mineral resource statement in the Report was reported at a 0.88 gpt cut-off grade for the open pit and at a 2.54 gpt cut-off grade for the underground.

The Qualified Person who reviewed the reserve and resource tables and footnotes presented below is Brigus’ Chief Operating Officer and Vice President Richard D. Allan, P. Eng.

Estimated Gold Mineral Proven and Probable Reserves as of December 31, 2010

	Proven Reserves			Probable Reserves			Proven & Probable Reserves
		Gold			Gold			Gold
		Grade	Gold3		Grade	Gold3		Grade	Gold3
Property	Tonnes	(gpt)	(oz)	Tonnes	(gpt)	(oz)	Tonnes	(gpt)	(oz)
Black Fox Mine
Open Pit	-	-	-	3,113,000	3.2	321,800	3,113,000	3.2	321,800
Underground	-	-	-	2,936,000	5.9	560,000	2,936,000	5.9	560,000
Stockpile	287,000	1.5	14,000	-	-	-	287,000	1.5	14,000
Sub-Total Black Fox1,2	287,000	1.5	14,000	6,049,000	4.5	881,800	6,336,000	4.4	895,800
Goldfields – Box2	2,317,700	1.7	126,900	12,590,300	1.4	559,000	14,908,000	1.4	685,900
Goldfields – Athona2				10,483,000	1.0	344,500	10,483,000	1.0	344,500
Total	2,604,700	1.7	140,900	29,122,300	1.9	1,785,300	31,727,000	1.9	1,926,200

Footnotes to Proven and Probable Reserves table:
1.
Estimated Black Fox reserves and resources are based on $1,150/oz Au for 88% of production and $500/oz Au for gold sold through the gold stream agreement from the NI 43-101 Technical Report prepared by Wardrop Engineering Inc., January 2011. The Black Fox open pit reserves and resources are reported at a 0.88 gpt cutoff and the underground reserves and resources are reported at a 2.54 gpt cutoff.  Estimated Black Fox reserves and resources are shown as at December 31, 2010, net of mining depletion from October 31, 2010, which was the date of the data in the independent Technical Report.

2.
The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not.  Contained metal in estimated reserves remains subject to metallurgical recovery losses.  Goldfields reserves and resources are based on $750/oz Au and 2% NSR.  Goldfields' Box deposit's reserves and resources reflect a gold cutoff grade of 0.25 gpt.  Goldfields' Athona deposit’s resources reflect a gold cutoff grade of 0.25 gpt.  The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by Bikerman Engineering & Technology Associates, with the effective date of estimated reserves and resources of September 2009.  Ixhuatán’s resources and gold equivalency are based on $825/oz Au and $12.75/oz Ag.

3.
Disclosure of “contained ounces” for estimated mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

Estimated Gold Mineral Measured and Indicated Resources, Including Reserves, as of December 31, 2010

	Measured Resources			Indicated Resources			Measured & Indicated Resources
		Gold	Gold & Au		Gold	Gold & Au		Gold	Gold & Au
		Grade	Equiv4		Grade	Equiv4		Grade	Equiv4
Property	Tonnes	(gpt)	(oz)	Tonnes	(gpt)	(oz)	Tonnes	(gpt)	(oz)
Black Fox Mine
Open Pit	-	-	-	3,123,000	4.4	444,800	3,123,000	4.4	444,800
Underground	-	-	-	2,505,000	7.2	579,200	2,505,000	7.2	579,200
Stockpile	287,000	1.5	14,000	-	-	-	287,000	1.5	14,000
Sub-Total Black Fox1,2	287,000	1.5	14,000	5,628,000	5.7	1,024,000	5,915,000	5.5	1,038,000
Goldfields – Box2	2,401,000	1.7	129,000	14,500,000	1.3	623,000	16,901,000	1.4	753,000
Goldfields – Athona2	-	-	-	10,878,000	1.0	333,000	10,878,000	1.0	333,000
Ixhuatán3	1,320,000	5.1	217,000	8,050,000	2.5	687,000	9,370,000	3.0	905,000
Total	4,008,000	2.8	360,000	39,056,000	2.1	2,667,000	43,064,000	2.2	3,029,000

Estimated Gold Mineral Inferred Resources as of December 31, 2010

	Inferred Resources
		Gold	Gold & Au
		Grade	Equiv4
Property	Tonnes	(gpt)	(oz)
Black Fox Mine
Open Pit	670,000	2.6	55,700
Underground	115,000	5.8	21,500
Sub-Total Black Fox1,2	785,000	3.1	77,200
Goldfields – Box2	3,710,000	0.9	111,000
Goldfields – Athona2	2,198,000	0.8	59,000
Ixhuatán3	7,130,000	1.7	388,000
Total	13,823,000	1.4	635,200

Footnotes to Measured and Indicated Resources and Inferred Resources tables:
1.
Estimated Black Fox reserves and resources are based on $1,150/oz Au for 88% of production and $500/oz Au for gold sold through the gold stream agreement from the NI 43-101 Technical Report prepared by Wardrop Engineering Inc., January 2011.  The Black Fox open pit reserves and resources are reported at a 0.88 gpt cutoff and the underground reserves and resources are reported at a 2.54 gpt cutoff.  Estimated Black Fox reserves and resources are shown as at December 31, 2010, net of mining depletion from October 31, 2010, which was the date of the data in the independent Technical Report.

2.
The average gold grade for Proven and Probable Reserves is adjusted for dilution while Measured and Indicated Resources is not.  Contained metal in estimated reserves remains subject to metallurgical recovery losses.  Goldfields reserves and resources are based on $750/oz Au and 2% NSR.  Goldfields' Box deposit's reserves and resources reflect a gold cutoff grade of 0.25 gpt.  Goldfields' Athona deposit’s resources reflect a gold cutoff grade of 0.25 gpt.  The NI 43-101 Technical Reports for the Box and Athona deposits, which comprise the Goldfields Project, were prepared by Bikerman Engineering & Technology Associates, with the effective date of estimated reserves and resources of September 2009.  Ixhuatan’s resources and gold equivalency are based on $825/oz Au and $12.75/oz Ag.

3.
The Ixhuatan NI 43-101 Technical Report was prepared by Giroux Consultants Ltd., with the effective date for estimated resources of June 2006.  The Ixhuatan resources represented here are based on a gold cutoff grade of 1.0 gpt.  Ixhuatan resources in the Technical Report were presented in a series of gold cutoff grades from 0.5 gpt to 2.0 gpt.

4.
Disclosure of “contained ounces” for estimated mineral resources is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

EXPLORATION EXPENDITURES

Expenses for exploration and development, consisting of drilling and maintaining exploration properties, totaled $7.5 million for the twelve months ended December 31, 2010 compared to $2.0 million for the same period 2009.  During 2010, Brigus spent $5.5 million for exploration activities at the Black Fox Complex, which includes the Grey Fox and Pike River properties, $1.2 million at the Goldfields project, and $0.8 million at the Huizopa property in Mexico.  As of March 11, 2011, the Company had 3 drills active on its Black Fox Mine Complex and one drill active on its Black Fox Mill property.

Black Fox Complex

On April 6, 2010, the Company commenced its 2010 surface drilling program at the Black Fox Mine Complex which includes the Black Fox mine and Grey Fox/Pike River properties covering 17-square kms and extending 6.5 kms along strike, at depth, of the well-known Destor-Porcupine Fault Zone (“DPFZ”), which hosts the Black Fox gold deposit and several other gold deposits in the Timmins Gold District.  The program is focused on (a) step-out drilling which is intended to expand the Black Fox gold deposit along strike and down-dip, and (b) drilling in and around the Contact Zone within the Grey-Fox/Pike River property, including five exploration targets: the historic Gibson Deposit, Gibson Shear, School House Zone, Hislop North Zone and the Grey Fox South Zone.

In 2010, and including the period to March 11, 2011, a total of 106 surface drill holes for 43,067 metres have been completed on the Black Fox Complex, including (a) 4 surface exploration drill holes (3,407 m) at the Black Fox mine, and (b) 88 surface exploration holes for 32,785 m on the Pike River and Grey Fox properties, and (c) 14 condemnation drill holes (3,468 m) around the Black Fox mine.  In January 2011, a drilling program commenced on the Black Fox Mill property, and as of March 11, 2011 a total of 2 drill holes have been completed for 935 m.  Drilling is continuing with three drills testing gold targets on the Pike River and Grey Fox properties on the Black Fox Complex and one drill at the Black Fox Mill property.

Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date on the Black Fox Complex occurs within the Contact Zone on the Grey Fox property located about 3.5 kilometres southeast of the Black Fox mine.  Drilling by Brigus in 2008 and 2009 (69 drill holes) on the Contact Zone highlighted the potential for gold resources with the possibility of underground mining.  The Contact Zone area is a steeply dipping fault zone located between the north-south trending argillaceous sediments and tuffs, in contact with mafic volcanics.  The zone extends from the Grey Fox south claim boundary northwards for at least 1,200 metres with an average strike of 350 degrees azimuth.  The general dip of the feature is 78 degrees to the east with horizontal widths varying from 3.5 metres to 35 metres.  Most of the 2009 and 2008 drilling was relatively shallow, concentrated within 120 m of bedrock.  Drilling is continuing at the Contact Zone which remains open along strike and down-dip.

A helicopter, high-resolution, magnetic geophysical survey was completed during September 2010 covering the 17-square km Black Fox Complex.  In addition, line cutting at the Black Fox Complex was completed in September, 2010 in preparation for the advanced Quantec Titan 24 IP geophysical system survey.  The Titan survey was completed in October, 2010.  The purpose of the two surveys is to detect conductive mineralization, disseminated mineralization, alteration, structure and geology resulting in the identification of prospective drill targets.  Final geophysical survey reports were delivered in December 2010.

Black Fox Mill Property (formally the Stock Mine and Mill)

A helicopter, high-resolution, magnetic geophysical survey was completed during September 2010 covering the 24-square km Black Fox Mill property, where the past producing Stock Gold mine is located.  A Quentec Titan 24 IP ground geophysical survey was completed in December, 2010 and the final report was received in February 2011.  The purpose of the two surveys is to detect conductive mineralization, disseminated mineralization, alteration, structure and geology resulting in the identification of prospective drill targets.  In January 2011 a drilling program commenced on the Black Fox Mill property; and as of March 11, 2011 a total of 2 drill holes have been completed for 935 m.  The program is designed to test for gold mineralization below and along strike of the historic underground Stock gold mine workings and to test gold targets generated from the Titan 24 IP geophysical survey.  Drilling is continuing at the Black Fox Mill property with one drill rig.

Goldfields Project

The Goldfields Project is located in northern Saskatchewan.  The Company carried out an exploration program on the property in 2010.  The program consisted of diamond drill holes to test the down-dip potential of the Box Gold Deposit, below the bottom of the proposed open pit.  Sixteen drill holes were completed for a total of 4,168 metres.

The results of the program confirm the potential for additional gold mineralization within the Goldfields Project which could extend the planned mine life.  A geophysical program was also carried out to define new drill targets using the Titan 24 IP geophysical system.  The IP survey area was designed to define chargeability and/or resistivity anomalies with the potential to host mineralized systems near the Box and Athona Gold Deposits including the two kilometre area between the deposits.

During 2010, CanNorth Environmental carried out a number of field visits and studies to supplement the previously approved Environmental Impact Statement (“EIS”).  These studies focused primarily on hydro-geology, rare plant identification, and waste rock characterization.  Reports will be incorporated in the project evaluation and detailed permit applications.

In September 2009, Bikerman Engineering & Technology Associates, Inc. (“Bikerman”) completed an updated NI 43-101 Technical Report for the Box deposit, initially dated June 2007 and revised on May 12, 2008 (“Box-Goldfields Technical Report”).  Bikerman also completed a pre-feasibility study in a NI 43-101 Technical Report of the Athona deposit dated September 25, 2009 (“Athona-Goldfields Technical Report”).  Bikerman had previously produced NI 43-101 technical reports for the previous owner of the project.

Subsequently, the Company has completed a further review of the capital and operating cost estimates included in the Box-Goldfields Technical Report, adjusting for increased industry costs, potential changes in scope, and changes to the currency exchange rates, which while not conclusive, indicate that costs may exceed the estimates provided in the reports and accordingly could impact the value of the project.

In the fourth quarter of 2010, the Company retained March Consulting Associates Inc. and Wardrop to complete additional engineering and design work and an updated resource model.  The work is ongoing as of the date of this report.

Ixhuatan Project and Huizopa Royalty Interest, Mexico

During November 2010 ground geophysical surveys were completed on the Huizopa project with approximately 14 line kilometres of induced polarization and about 18 line kilometres of magnetic readings completed.  On December 23, 2010 the Company entered into a sales agreement pursuant to which Brigus agreed to sell its 100% interest in its Mexican subsidiary, Minera Sol de Oro, S.A. de C.V. (“MSO”) and its interest in the Huizopa Project to the Cormack Capital Group, LLC (“Cormack”) for proceeds of $3.5 million, payable over a five-year term, while the Company retains a 3% Net Smelter Royalty (“NSR”) over future production from the Huizopa Project.  Cormack can reduce Brigus’ NSR to 2% by making a $1.0 million payment to the Company and may also elect to pay up to 40% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian stock exchange.  In addition, Brigus will receive a production bonus payment of $5.0 million within one year of the commencement of commercial production at the Huizopa Project.

Cormack may elect to terminate the sales agreement any time prior to December 31, 2011 if, prior to such time, it has not entered into a binding agreement with a third party by which that third party agrees to (i) acquire all or a portion of MSO or its wholly owned subsidiary, Minas de Argonautas S. de R.L. de C.V. or (ii) provide funding for activities at the Huizopa Project.  If Cormack makes such an election to terminate, it will be obligated to convey all of the shares of capital stock of MSO to the Company or its designee for no additional consideration.

No exploration was conducted on the Ixhuatan Project since the completion of the acquisition of Linear.

Dominican Republic Projects

On August 12, 2010 Brigus and its joint venture partner, Everton Resources Inc. (“Everton”) announced that they had amended their joint venture option agreements relating to three exploration projects in central Dominican Republic.  Everton and Brigus each hold a 50% interest in the Ampliacion Pueblo Viejo (“APV”) and the Loma El Mate projects, which are being managed by Everton and are contiguous with Barrick’s and Goldcorp’s Pueblo Viejo gold deposit.  Under the amended agreements, Everton has the right to earn an additional 20% interest in each of the projects by incurring an additional $2.5 million in exploration related to APV and $1 million related to Loma El Mate.  Everton was also granted a one-year extension, until April 10, 2011, to meet the remaining $450,000 exploration commitment in order to earn its initial 50% interest on the Loma Hueca, the third joint venture project between the companies.

Everton and Brigus announced on October 6, 2010 the start of a core drilling program on the APV property.  The program consists of approximately 6,000 metres in 20 to 25 holes ranging in depth between 100 and 400 metres.  This program is designed to follow-up on targets identified during the 2009 and 2010 drilling phases, as well as the surface exploration conducted on the Arroyo Hondo, Pinnacle Hill, Colorado and La Lechoza prospects.  A second phase of the program that consists of deep drilling is also planned to include 10,000 metres in 8 to 12 holes between 800 and 1,200 metres in length.  The purpose of this program is to test the deep portions of the mineralization system inferred to occur beneath a barren silica lithocap covering the area in the southwestern sector of the APV concession.

During 2010, exploration programs on the Company’s Dominican Republic Projects were funded by Everton pursuant to the amended agreements.  The Company expects that Everton will continue to fund the planned work programs on these properties during 2011.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has funded its exploration, development and operations primarily through issuances of debt and equity securities and cash generated by Black Fox.  At December 31, 2010, the Company had cash of $6.4 million, compared to cash of nil at December 31, 2009.  The increase in cash since December 31, 2009 included operating cash outflows of $11.4 million, investing cash outflows of $19.8 million, offset by financing cash inflows of $38.0 million.

During the twelve months ended December 31, 2010 operating cash outflows totaled $11.4 million which included the elimination of all gold forward sales contracts in the fourth quarter 2011 at a cost of $80.6 million, partially offset by the receipt of the Sandstorm gold stream payment of $56.3 million.

During the twelve months ended December 31, 2010, net cash used in investing activities totaled $19.8 million, consisting of capital expenditures for plant and equipment of $22.9 million at Black Fox and a $12.3 million increase in restricted cash, partially offset by cash acquired in the Linear acquisition of $15.4 million.

During the year ended December 31, 2010, cash provided by financing activities was $38.0 million.  Cash provided by financing activities included (1) $24.5 million from the issuance of shares to Linear, (2) net proceeds of $12.5 million from the July 29, 2010 flow through share offering, (3) net proceeds of $52.2 million from the October 19, 2010 equity offering, (4) net proceeds of $5.1 million from the December 20, 2010 flow through share offering, (5) $2.2  million from the exercise of warrants, and (6) an increase in the Project Facility debt owed to RMB from $7.1 million to $22.0 million at year ended December 31, 2010.  These inflows were partially offset by cash outflows for repayments of debt of $73.6 million, of which (1) $62.9 million was for the Project Facility loan with the Banks, which reduced the amount owing to the Banks from $70 million down to $7.1 million, (2) the repayment of $4.7 million of principal and interest representing the final payment of the convertible debentures originally issued in February 2007, and (3) $6.0 million in capital lease payments.

On October 19, 2010, the Company completed an equity offering for gross proceeds of $55.8 million (Cdn$57.5 million) and net proceeds of approximately $52.2 million (Cdn$53.6 million).  The equity offering consisted of (1) 34,500,000 equity units at Cdn$1.50 per unit with each unit comprised of one common share and one-quarter warrant with each whole warrant to purchase one common share at Cdn$1.70 for gross proceeds of Cdn$51.75 million and (2) 3,382,353 flow-through common shares at Cdn$1.70 per common share for gross proceeds of Cdn$5.75 million.

On March 23, 2011, the Company completed a $50.0 million principal amount of senior unsecured convertible debentures (the “Convertible Debentures”).  The Convertible Debentures have a maturity date of March 31, 2016, an interest rate of 6.5% per year, payable semi-annually in arrears and a conversion price of $2.45 per Brigus common share.  The net proceeds were partially used to completely repay the existing project debt facility of $22 million held by RMB Australia Holdings Limited with the balance used to accelerate exploration drilling at the Company’s Black Fox Complex, for continuing development at the Black Fox Complex, to undertake an engineering study on the expansion of the Black Fox Mill, to pursue other growth opportunities and for general working capital purposes.

With the completion of the Convertible Debenture financing and the expected cash flow from Black Fox, Brigus expects to have adequate funds to (1) fund all of the 2011 capital work programs for the continued development of Black Fox estimated at $35 million, (2) fund exploration at the Black Fox Complex, including the Grey Fox, Pike River and Black Fox mill properties, (3) fund exploration and complete a Goldfields pre-feasibility study, and (4) fund corporate overhead.

Sandstorm Gold Stream Agreement

On November 9, 2010, Brigus entered into a gold stream agreement (the “Gold Stream Agreement”) with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”).  Sandstorm made an upfront payment of $56.3 million of which Brigus used a portion to effectively settle the balance of its forward gold sales contracts eliminating the obligation to deliver 99,409 ounces from October 2011 to March 2013 and as a result Brigus became an unhedged gold producer.  Sandstorm will also pay Brigus ongoing per ounce payments of $500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.  Brigus has the option, for a 24 month period, to reduce the Gold Stream Agreement to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of $36.6 million.

Black Fox Financing Agreement

On February 20, 2009, the Company entered into a $70.0 million project financing agreement (“Project Facility”) with Macquarie Bank Ltd. (“Macquarie Bank”) and RMB Australia Holdings Limited (“RMB”) (Macquarie Bank together with RMB, the “Banks”) as joint arrangers and underwriters.

During 2010, the Project Facility was reduced from $70.0 million down to $22.0 million as at December 31, 2010, as follows; (1) on March 19, 2010, Brigus repaid $10.0 million of the Project facility from the proceeds of the shares issued to Linear, (2) on April 23, 2010, the Company repaid $8.2 million of the Project facility from the proceeds received by unwinding the Canadian dollar foreign exchange contracts, (3) on June 29, 2010 the Company repaid $10.0 million from working capital, (4) on October 20, 2010, the Company used $20.7 million from the proceeds of the October 2010 equity offering to reduce the principal outstanding on the Project Facility from $41.8 million down to $21.1 million, $14.1 million of which was owed to Macquarie Bank and $7.0 million was owed to RMB, and (5) on November 21, 2010, the Company consolidated its Project Facility debt by increasing the debt owed to RMB from $7.0 million to $22.0 million, repaying the full amount owed to Macquarie Bank of $14.1 million, thus leaving RMB as the one remaining lender.

On March 23, 2011, the Company used $22.0 million of the proceeds received from the $50.0 million senior unsecured convertible debentures to repay in full the balance owing to RMB on the Project Facility.

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

As at December 31, 2010, the Company had the following contracted obligations ($ in thousands).

	Payments Due by Period As of December 31, 2010					As of December 31, 2009
	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total	Total
Bank indebtedness, accounts payable and accrued liabilities	$21,086	$–	$–	$–	$21,086	$9,246
Long-term debt	32,139	14,966	2,232	–	49,337	93,895
Operating lease obligations	656	728	57	–	1,441	442
Capital expenditures	21,819	496	–	–	22,315	–
	$75,700	$16,190	$2,289	$–	$94,179	$103,583

A further breakdown of the Long-term debt of $49,337 is as follows:

	Black Fox Project Facility	Capital leases	Notes payable and other	Total
2011	$22,000	$9,132	$1,007	$32,139
2012	–	8,032	–	8,032
2013	–	6,934	–	6,934
2014	–	2,232	–	2,232
Total payments due under long-term debt	22,000	26,330	1,007	49,337

The capital leases amounting to $26,330 are for open and underground mining equipment.

As at December 31, 2010, the Company had approximately $22.3 million of contractual commitments consisting of (1) $7.5 million associated with the capital program to develop the underground mine at Black Fox and (2) $14.8 million of contracted commitments for the development of the Goldfields Project.

Gold Forward Sales Contracts

During October and November 2010, Brigus reduced its forward gold sales contract obligations by 147,602 ounces with a payment of $80.6 million.  The Company used a portion of the proceeds raised from the financing completed on October 19, 2010 and a portion raised from the November 2010 $56.3 million Gold Stream Agreement for the gold hedge book reduction.  This left an outstanding commitment to deliver physical gold under the remaining gold forward sales contracts of 1,518 ounces which was fulfilled in December 2010.  Therefore, as at the date of this report, Brigus is an unhedged gold Company with no gold derivative contracts (although Brigus sold 12% of 2011 and future Black Fox production pursuant to the Gold Stream Agreement described above).

Reclamation Costs

The Company’s Black Fox operation is subject to reclamation and closure requirements.  Although the ultimate amount of site restoration costs is uncertain, on a regular basis, the Company monitors these costs and together with third party engineers prepares internal estimates to evaluate its bonding requirements.  The estimates prepared by management are then reconciled with legal and regulatory requirements.  Closure plans for both the Black Fox mine and mill sites have been prepared by AMEC Earth and Environmental, a Division of AMEC Americas Limited and accepted by the Ontario Ministry of Northern Development and Mines (“MNDM”).  Bonding requirements were set by the MNDN at Cdn$18.1 million and Brigus has met these bonding requirements through letters of credit issued by TD Canada Trust secured by a pledged deposit account.  The obligations to reimburse TD Canada Trust for any drawing under the letter of credit are secured by Brigus’ maintenance of an amount equal to the amount available for drawing the above mentioned deposit account pledged to TD Canada Trust.  The annual letter of credit fee is 1% of the amount available for drawing.  Interest is earned on the deposit account at a rate established by TD Canada Trust from time to time.

Legal Proceedings

As at the date of this MD & A there are no outstanding legal proceedings.

Tax Contingencies

During the third quarter 2010, the Company was advised that a local state government in Mexico had approved a mining tax on the Company of approximately $5.2 million (MXN 64.1 million) and initiated a procedure attempting to collect this amount.  After consultation with legal advisors in Mexico, the Company initiated an injunction against the procedure.  The Company, after consultation with its legal advisors, believes the local mining tax will be suspended by the court and there will be no obligation to the Company.

QUARTERLY FINANCIAL REVIEW

	Q4 2010	Q3 2010	Q2 2010	Q1 2010
$ in thousands, except per share and total cash cost per ounce data

Revenue from the sale of gold	$22,467	$23,679	$22,163	$17,626
Operating (loss) income	(5,703)	7,129	4,576	1,786

Net (loss) income	(41,565)	(12,157)	(19,689)	6,449
Net (loss) income per share, basic and diluted	(0.24)	(0.09)	(0.23)	0.09

Gold sales in ounces	16,431	19,265	18,430	15,796
Total cash cost per ounce of gold	$882	$440	$448	$631

	Q4 2009	Q3 2009	Q2 2009	Q1 2009

Revenue from the sale of gold	$23,168	$19,131	$4,709	$-
Operating income (loss)	4,522	3,162	185	(1,169)

Net (loss)	(9,172)	(16,912)	(7,141)	(28,425)
Net (loss) per share, basic and diluted	(0.14)	(0.26)	(0.12)	(0.50)

Gold sales in ounces	21,125	19,848	5,043	-
Total cash cost per ounce of gold	$600	$575	$403	n/a

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

OUTLOOK

At the Company’s Black Fox mine the completion of the new ramp and ventilation-services raise in March 2011 is expected to provide for a ramp up to commercial production in April 2011.  Brigus’ mine plan provides for an increase in its underground production rate to 1,100 tpd by the end of the fourth quarter of 2011.

As previously reported, during underground construction the Black Fox Mill processed ore from the low-grade stockpiles.  In Q1 2011, the Company estimates that 90% of ore throughput at the 2,000 tpd Black Fox Mill was from these ore stockpiles.  The balance of throughput was from open pit ores from the remnants of Phase 1 and initial pre-production underground ore.  The Company projects Q1 2011 production of approximately 8,500 ounces of gold.

Brigus projects increasing gold production quarter over quarter during 2011 with higher grade underground ore augmenting open pit ore for a total throughput of 2,000 tpd at the Black Fox Mill.

Brigus Estimates	Construction Transition	Last Three Quarters of 2011			Full Year
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011
Gold production (oz)	8,500	71,500-75,500			80,000-84,000
Total cash costs ($/oz)	$1,150 -$1,250	$500-$550			$575-$625

Total capital expenditure in 2011 is estimated at $37 million, mainly for underground development and underground mining equipment at Black Fox.

Exploration expenditures for surface drilling are estimated at $11.0 million.

Continuing positive exploration drill results from targets such as the Contact Zone, Gibson and Grey Fox South represent near term potential to expand gold production and to extend the mine life at the Black Fox Complex.  In conjunction with the increased exploration program in 2011, the Company has commenced an engineering study for the expansion of the Black Fox Mill.  The results from this initial conceptual study will be ready mid-year and could enable a multi-year phased increase in throughput from the current level of 2,000 tonnes per day up to 2,250 tpd and over 3,000 tpd over time.  Recovery improvements implemented as part of the expansion will be realized through the addition of a gravity circuit and additional leach capacity.  Initial estimated capital costs for such a mill expansion project would be between $25 million and $35 million.

2010 FOURTH QUARTER RESULTS

The Company recorded a net loss of $41.6 million for the three months ended December 31, 2010 compared to a net loss of $9.2 million for the three months ended December 31, 2009.  The net loss for the three months ended December 31, 2010 included higher than normal exploration and development expenditures at $3.8 million reflecting increased exploration activity at Black Fox and expenses at Goldfields, a loss of $20.3 million on derivative instruments and a loss of $13.7 million related to the change in the fair value of equity-linked financial instruments.  The loss for the three months ended December 31, 2009 included, a loss of $14.8 million on derivative instruments and a gain of $7.0 million on the change in fair value on equity linked financial instruments.

During the three months ended December 31, 2010, 1,144,000 tonnes of material was mined from Phase 1 of the open pit of which 118,000 tonnes were gold ore and 1,026,000 tonnes were waste rock resulting in a strip ratio of 8.7:1 compared to the three months ended December 31, 2009 when 1,797,000 tonnes were mined from Phase 1, of which 210,000 tonnes was ore, resulting in a strip ratio of 7.6:1.  In addition to the Phase 1 tonnes mined in the three months ended December 31, 2010, an additional 1,434,000 tonnes of overburden material was removed in preparation for the mining of Phase 2 of the open pit.  The overburden removal, which commenced in July 2010, will continue into the first quarter 2011 and ore production from Phase 2 is scheduled to commence in March 2011.  The costs of the 2010 overburden removal were charged to mine operating costs in 2010 as they were incurred (US GAAP) even though no ores will be produced from Phase 2 until 2011.

During the three months ended December 31, 2010, the Black Fox mill processed 183,700 tonnes of ore (1,997 tonnes per day), at a grade of 2.54 grams of gold per tonne and a  recovery rate of 91.7%, achieving total gold production of 13,770 ounces,  compared to 187,600 tonnes of ore (2,039 tonnes per day), at a grade of 2.86 grams of gold per tonne and a  recovery rate of 91.8%, achieving total gold production of 15,820 ounces during the three months ended December 31, 2009.

Net cash flow for the three months ended December 31, 2010 was an outflow of $0.1 million.  Cash inflows included, (1) the net proceeds of $52.2 million received on the October 19, 2010 equity offering, (2) net proceeds of $5.1 million from the December 20, 2010 flow through share offering, and (3) the sale of a gold stream in November 2010 for which the Company received an upfront payment of $56.3 million.  These inflows were offset by the buyback of 147,602 ounces of forward gold sales contracts at a cost of $80.6 million plus the reduction in the Project Facility debt of $19.8 million.  Net cash flow for the three months ended December 31, 2009 was zero.

RELATED PARTY TRANSACTIONS.

The Company had the following related party transactions during each of the years in the three-year period ended December 31, 2010:

	2010	2009	2008
Legal fees paid to two law firms, a partner of each firm was or is a director or officer of the Company	$555	$428	$512
Reimbursement for services provided to Linear Metals Corporation	67	-	-

These transactions are measured at the exchange amount which is the consideration established and agreed to by the related parties.

  Linear Metals Corporation has an agreement with the Company whereby the Company provides management services and office space in Halifax and Toronto.  Wade Dawe, the Company’s Chairman, President and CEO, and Brian MacEachen, the Company’s Executive Vice President, both hold director or officer positions in Linear Metals Corporation.  Wade Dawe is the Chairman of the board of directors and Brian MacEachen is the President and CEO of Linear Metals Corporation.

During 2010, two directors participated in flow-through offerings and purchased 110,000 common shares of the Company.  During 2008, six officers and directors of the Company participated in the July 2008 Unit Offering and purchased 315,000 Units comprised of 315,000 common shares of the Company and 157,500 warrants to purchase common shares of the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS.

Refer to notes 6 and 10 of the Company’s consolidated financial statements for the twelve months ended December 31, 2010, filed on SEDAR at www.sedar.com and on the Company’s website at www.brigusgold.com.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES AND CHANGES IN ACCOUNTING POLICIES

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements.

Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex.  We have identified certain accounting policies that we believe are most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of the operations.  Our significant accounting policies are disclosed in Note 4 to the Consolidated Financial Statements.

Inventories

There are three elements of inventories in which management is required to make estimates and assumptions and they are ore stockpiles, mill in circuit inventories and dore.  All are valued at the lower of average production costs or net realizable value.  The average production cost includes the direct production costs, attributable overheads and depreciation incurred to bring the material to its present point in the process cycle.  Net realizable value represents that value that can be realized upon sale of the inventory in question, less a reasonable allowance for further processing and sales costs, where applicable.  The estimates and assumptions used in the measurement of the inventories include surveyed quantities of ore stockpiles, in circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.  As at December 31, 2010, dore, in-circuit gold, and stockpiled ore inventory are stated at a net realizable value of $12.0 million, after a write-down of costs of $3.7 million.  During the year, the Company took additional charges against inventory of $4.9 million to reduce inventory values to net realizable value.

Property, plant and equipment

Mine development costs are capitalized after proven and probable reserves have been identified.  Amortization is calculated using the units-of-production method over the expected life of the mine based on the estimated recoverable gold equivalent ounces or value of metals over proven and probable reserves.

Buildings and equipment are recorded at acquisition cost and amortized on a units-of-production basis over the remaining proven and probable reserves of the mine.  Equipment that is mobile is amortized on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated mine lives.  Repair and maintenance costs are expensed as incurred.

Financing and acquisition costs including interest and fees are capitalized to the extent that expenditures are incurred for the acquisition of assets and mineralized properties and related development activities.  Capitalization ceases when saleable minerals are produced from the ore body associated with the asset or property.

The Company reviews the carrying values of its assets on a regular basis by reference to project economics and when the carrying value of the property plant and equipment exceeds its estimated net undiscounted future cash flows, a provision is made for the decline in value and charged to operations.  The estimates and assumptions used by management include recoverable ounces of gold from the reserves and resources, long-term gold prices, the Canadian dollar/US dollar exchange rate and future costs of operations.

 Mineral rights

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties.  Significant payments related to the acquisition of land and mineral rights are capitalized.  If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the units-of-production method based on proven and probable reserves.  If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.  The Company reviews the carrying values of its mineral rights on a regular basis by reference to project economics and when the carrying value of the property plant and equipment exceeds its estimated net undiscounted future cash flows, a provision is made for the decline in value and charged to operations.  The estimates and assumptions used by management includes, recoverable ounces of gold from the reserves and resources, long term gold prices, the Canadian dollar/US dollar exchange rate, permitting considerations and future costs of operations.  At December 31, 2010, the Company assessed the changes in factors for its Black Fox operation which indicated that the properties estimated undiscounted net cash flows are in excess of their carrying values.

Derivative instruments

In conjunction with financing of the Black Fox mine in February 2009, the Company entered into derivative contracts to protect the selling price for certain anticipated gold production and to protect against fluctuations in the C$/US$ currency exchange rates.  The Company has not applied hedge accounting to these transactions.  As a result, the Company accounted for these contracts at fair value and recorded the changes in realized and unrealized gains and losses in the statement of income each period.  These changes can be very significant, and vary greatly with fluctuations in the price of gold.  All of these derivative contracts were settled or offset prior to December 31, 2010 and the Company recorded a loss on derivative instruments in 2010 of $51.8 million.

Deferred Revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices.  At December 31, 2010, the upfront payment of $56.3 million was recorded as a liability.  As deliveries are made in 2011 and going forward, the Company will record a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment.  The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.  At December 31, 2010, $6.2 million is recorded as short-term deferred revenue and $50.1 million recorded as long-term deferred revenue.

Reclamation and closure costs

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred.  Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of that asset and is amortized over the economic life of the related asset.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations by regulatory authorities, which affect the ultimate cost of remediation and reclamation.  Changes, if any, due to their nature and unpredictability, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

As of December 31, 2010, the total undiscounted amount of the estimated future obligations associated with the retirement of the Company’s Black Fox property is estimated to be $13.5 million.  The $5.3 million fair value of these obligations was determined using a credit adjusted risk-free discount rate of 13.0% and expected payment of obligations over twelve years.

CHANGES IN ACCOUNTING POLICIES

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities.  The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic.  Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative.  The ASC was effective for the Company’s interim quarterly period beginning July 1, 2009.  The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

All of the Company’s financial assets and liabilities are measured at fair value using Level 1 inputs with the exception of (1) derivative contracts which use Level 2 inputs and (2) investments which use Level 3 inputs (See Note 8).  The adoption of updated guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

In October 2008, the guidance was further updated to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive.  The guidance states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and, in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market.  The guidance was effective upon issuance.  The Company has incorporated the principles of updated guidance in determining the fair value of financial assets when the market for those assets is not active, specifically its auction rate securities.

The ASC guidance for fair value measurements and disclosure establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s derivative instruments (see Note 6), equity-linked financial instruments (see Note 4(t)), and investments (see Note 8) represent those financial assets and liabilities measured at fair value by level within the fair value hierarchy.  As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The Company’s derivative instruments are valued using market prices.  These derivatives trade in liquid markets, and as such, market prices can generally be verified and do not involve significant management judgment.  Such instruments are classified within Level 2 of the fair value hierarchy.

The Company’s auction rate securities are reviewed for fair value on at least a quarterly basis.  The auction rate securities are traded in markets that are not active, trade infrequently and have little price transparency.  The Company has estimated the fair values based on weighted average risk calculations using probabilistic cash flow assumptions.  The auction rate securities are classified within Level 3 of the fair value hierarchy.

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”).  This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.  The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE.  The provisions of the updated guidance were adopted January 1, 2010.  The adoption had no impact on the Company’s financial position, results of operations or cash flows.

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3.  The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation, which is effective for fiscal years beginning January 1, 2011.  The adoption had no impact on the Company’s financial position, results of operations, or cash flows.  Refer to Note 20 for further details regarding the Company’s assets and liabilities measured at fair value.

In December 2009, the ASC guidance for stock compensation was updated to address the classification of employee share-based awards with exercise prices denominated in the currency of a market in which the underlying security trades.  The updated guidance provides that employee share-based awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should not be considered to contain a condition that is not a market, performance, or service condition.  Therefore, such awards would not be classified as liabilities if they otherwise qualify as equity.  The provisions of the updated guidance have been early adopted by the Company effective April 1, 2010.  Although, the adoption had no impact on the Company’s financial position, results of operations, or cash flows on April 1, 2010, the guidance dictated that the 3,448,746 options issued to former Linear employees on June 24, 2010 be classified as equity upon issuance (Note 1).

Transition to Being a Foreign Private Issuer in the U.S.

Until the third quarter of 2010, Brigus reported its financial statements as a United States domestic issuer both with the United States and Canada regulatory agencies.  The Company streamlined its administrative functions and became a “foreign private issuer” under the U.S. securities laws, beginning with the Q3 2010 financial reports, based on the fact that less than 50% of the holders of the Company’s common shares are residents of the United States and all of the Company’s assets are located and administered outside of the United States.  As a result, going forward in the United States, the periodic reporting requirements will consist of filing an annual report on Form 40-F and quarterly financial results on Form 6-K.  There is no change to the filings for the Company in Canada with filings made on www.sedar.com.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board in Canada (“AcSB”) and the Canadian Securities Administrators (“CSA”) confirmed that Canadian reporting issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  In conjunction with Brigus’ election to become a “foreign private issuer” under the U.S. Securities Laws, the Company initiated a plan to transition from accounting principles generally accepted in the United States (“US GAAP”) to IFRS effective January 1, 2011.

The implementation of IFRS will apply to the Company’s interim and annual financial statements for the periods beginning January 1, 2011, including the restatement of comparative amounts for 2010.  The Company will commence reporting under IFRS for the fiscal year ending December 31, 2011 and the first interim period will be the quarter ending March 31, 2011.  The Company’s date of transition to IFRS will be January 1, 2010, which is the beginning of the comparative year in the first set of IFRS financial statements.

Expected Areas of Significance

The Company continues to assess the effect of the adoption of IFRS and the impact on its accounting policies.  The list below provides a brief summary of select IFRS that are expected to have the most potential for a significant impact on the Company’s financial position and results of operations.  The list is not comprehensive and is intended to provide an overview of the significant differences between US GAAP and IFRS.

i.
Presentation and disclosure – IFRS requires significantly more disclosure than US GAAP for certain standards.  In some cases, IFRS also requires different presentation on the balance sheet and income statement.  The increased disclosure requirements will cause the Company to change current processes and implement new financial reporting processes to ensure the appropriate data is collected for disclosure purposes.

ii.
Property, Plant and Equipment (IAS 16) – This standard requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be amortized separately.  While the requirements under US GAAP are similar, this IFRS will require the Company to retain more detailed accounting records with respect to its property, plant and equipment.

iii.	Exploration and Evaluation Costs (IFRS 6)
Under US GAAP, the Company charges expenditures for exploration and evaluation activities to earnings as incurred.  Once the Company has reached the development stage, subsequent exploration and development expenditures related to the project are then capitalized.  IFRS 6, Exploration for and evaluation of Mineral Resources, allows companies to either capitalize or expense costs incurred during the exploration and evaluation phase.  IFRS 6 requires entities to select and consistently apply an accounting policy specifying which expenditures are capitalized and which are expensed.  On transition to IFRS, the Company plans to change its accounting policy from expensing all costs relating to exploration and evaluation to capitalizing such expenditures.  This change in policy will allow the Company’s statements to be more relevant and reliable.  This change in policy will be applied retroactively.  There will be a significant adjustment to the opening balance sheet upon transition date along with adjustments required to the restated balance sheet and statement of earnings.

iv.
First-Time Adoption of International Financial Reporting Standards (IFRS 1) – IFRS contains explicit guidance on first-time adoption of IFRS.  There are several elections available to ease the transition to IFRS and some mandatory exceptions from retrospective application of IFRS.  The Company has analyzed the various elective exemptions available and has selected the following to apply when preparing its opening balance sheet:

•	Business Combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3, Business combinations, retrospectively to business combinations that occurred before the date of transition to IFRS.  Applying IFRS 3 retrospectively would require a significant amount of analysis and work to restate business combination transactions that have occurred since the Company’s inception.  The Company will take advantage of this election and apply IFRS 3 to business combinations prospectively.

•	Borrowing Costs
IFRS 1 indicates that a first-time adopter may elect to apply the transitional provisions set out in IAS 23, Borrowing costs, which allows a first-time adopter to capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is before January 1, 2010, the effective date of transition to IFRS.  Applying IAS 23 retrospectively would result in a significant amount of work to determine the borrowing costs to be capitalized.  The Company will elect not to apply IAS 23 to borrowing costs related to qualifying assets with a commencement date that is prior to January 1, 2010.

•	Leases
Two elective exemptions are available with respect to applying IFRIC 4, Determining whether an arrangement contains a lease.  In accordance with IFRS 1, if a first-time adopter made a determination of whether an arrangement contained a lease in accordance with GAAP would have given the same result as if it had applied IAS 17 and IFRIC 4, the first-time adopter need not re-assess the determination when it adopts IFRS.

•	Changes to Decommissioning Liabilities
IFRS 1 provides an exemption for decommissioning liabilities whereby the Company would not be required to comply with the requirements in IFRIC 1, Changes in existing, decommissioning, restoration and similar liabilities, for changes in liabilities that occurred before the date of transition to IFRS.  The Company has measured its decommissioning liabilities and related depreciation effects at the date of transition to IFRS (January 1, 2010).

In addition to the above elections, the Company will apply the following mandatory exception when preparing its opening balance sheet:

Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at transition date must be consistent with estimates made from the same date under previous GAAP, unless there is objective evidence that those estimates were in error, or reflect an adjustment for a difference in an accounting policy between US GAAP and IFRS.  The Company’s IFRS estimates as of January 1, 2010 are consistent with its GAAP estimates for the same date.

At this time, the Company is assessing the quantitative impact of the IFRS transitional adjustments.  The next phase in the IFRS conversion project will be implementation where the Company will finalize its IFRS accounting policies while revising accounting and business processes where necessary, creating financial statement templates, revising internal controls over the financial reporting system where needed, and calculating the opening balance sheet for January 1, 2010.

Given the current size of the Company, the IFRS project team is comprised of senior management and external IFRS specialist advisors.  The Company holds monthly IFRS information update meetings with the Company’s Audit Committee and provides status updates on the project.  Currently, the Company is on target to meet its deadline for converting to IFRS.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting.  Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is operating effectively.  Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2010.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure.  An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by the Company’s management, including the CEO and CFO.  Excluded from this assessment was Brigus Gold ULC (formerly Linear Gold Corp.) and its subsidiaries (collectively, the “Linear business”), which were acquired by the Company in June 2010.  Registrants are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year if, among other circumstances and factors, there is not adequate time between the consummation date of the acquisition and the assessment date for internal controls.  The Linear business represent 25%, 3% and 0% of the Company’s consolidated total assets, net loss and revenues, respectively, for the year ended December 31, 2010.  Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

SHARE INFORMATION.

As at March 29, 2011
Issued and outstanding common shares	190,210,214
Unexercised stock options	10,295,005
Unexercised warrants	33,824,116
Convertible debentures	20,408,163
Fully diluted share capital	254,737,498
Common shares

 Brigus has an authorized share capital consisting of an unlimited number of common shares.

Unexercised stock options

The Company has a fixed stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the trading price of the Common Shares one trading day preceding the date of grant.  The fixed stock option plan allows for a maximum number of fixed stock options of 12,938,922.

The following table summarizes information concerning outstanding and exercisable fixed stock options at March 29, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.50 to $1.00	1,210,239	3.0	$0.77	1,210,239	$0.77
$1.00 to $1.50	4,732,617	4.4	$1.16	1,123,568	$1.14
$1.50 to $2.00	1,755,342	4.7	$1.70	354,337	$1.71
$2.00 to $2.50	1,612,069	2.4	$2.23	1,612,069	$2.23
$2.50+	984,738	2.5	$4.09	984,738	$4.09
	10,295,005	3.8	$1.65	5,284,951	$1.98

Unexercised warrants

The following summarizes outstanding warrants to purchase common shares of the Company as at March 29, 2011:

Date Issued	Number of Warrants and Shares Issuable upon Exercise	Exercise Price	Expiry Date
		Exercisable in Cdn$
15-Jul-09	391,665	0.960	15-Jul-11
24-Jul-08	5,100,813	2.600	24-Jul-11
25-Jun-10	891,316	1.571	19-Nov-11
24-Jul-08	612,098	2.400	24-Jul-12
29-Jul-10	630,000	1.400	29-Jul-12
19-Oct-10	1,714,041	1.500	19-Oct-12
10-Dec-08	8,653,563	0.884	10-Dec-12
20-Feb-09	8,709,028	1.008	20-Feb-13
25-Jun-10	7,121,592	2.192	19-Nov-14
	33,824,116

RISK FACTORS

In addition to the other information set forth in this report, you should carefully consider the risk factors below  and those discussed in “Risk Factors” in our Annual Information Form for the year ended December 31, 2010, which could materially affect our business, financial condition and/or future results.  These risks are not the only risks facing us.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

The Company has a history of losses.

With the exception of the fiscal year ended December 31, 2008, during which the Company had a net income of $1.2 million, the Company has historically incurred significant losses. The Company’s net losses were $67.0 million, $61.7 million and $13.9 million for the years ended December 31, 2010, 2009 and 2007, respectively. In addition, Black Fox is the Company’s only current source of revenue and a portion of future production was sold under the Gold Stream Agreement.  Although commercial production commenced in late May 2009 at Black Fox, there can be no assurance that the Company will achieve or sustain profitability in the future.

The Company’s indebtedness obligations could impact the Company’s future operations and growth plans.

The Company’s current annual interest obligation associated with the Convertible Debentures is approximately $3.25 million, which the Company may satisfy in cash, or by issuing common shares to raise cash proceeds for the payment of interest or a combination thereof at its option.  The Company may also incur additional indebtedness from time to time to finance working capital, exploration or development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the indenture governing the Convertible Debentures (the “Indenture”) and in any other agreements under which the Company may incur indebtedness in the future. The Company’s indebtedness and interest payment obligations could adversely affect its ability to operate its business and may limit the Company’s ability to take advantage of potential business opportunities. For example, the Company’s indebtedness obligations present the following risks:

•
the Company is required to use a portion of its cash flow from operations to pay principal at maturity or redemption and interest on the Convertible Debentures when due, thereby reducing the availability of the Company’s cash flow to fund working capital, capital expenditures, exploration or development efforts, acquisitions, investments and strategic alliances and other general corporate requirements;

•
the Company’s level of indebtedness and leverage increases its vulnerability to economic downturns and adverse competitive and industry conditions and could place it at a competitive disadvantage compared to competitors that have less indebtedness or are less leveraged;

•
the Company’s indebtedness obligations could limit its flexibility in planning for, or reacting to, changes in its business and industry and could limit the Company’s ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement its business strategies; and

•
covenants in the Indenture limit the Company’s ability, when in an event of default, to pay dividends and issue new or additional debt and covenants in debt instruments to which the Company may be subject in the future could limit its ability to guarantee debt, sell, transfer or otherwise dispose of its assets or make other restricted payments and investments.

Any of the above-listed factors could have an adverse effect on the Company’s business, financial condition and results of operations. A failure to comply with the covenants and other provisions in the Indenture may result in events of default which could permit acceleration of the Company’s principal payment obligations under the Indenture. Any required repayment of the Company’s indebtedness as a result of acceleration would reduce the amount of the Company’s current cash on hand such that it would not have those funds available for use in its business. In addition, the Company may not have sufficient cash on hand to pay all such amounts in the event of an acceleration. The Company cannot assure you that its business will generate sufficient cash flows from operations or that future borrowings will be available to it in amounts sufficient and on terms reasonable to the Company to support our liquidity needs. In addition, if the Company incurs additional indebtedness, the risks associated with its leverage, including the risk that the Company will be unable to service its debt or generate enough cash flow to fund its liquidity needs, could intensify. If the Company is not able to generate sufficient cash flow to service its debt obligations and fund its liquidity needs, the Company may need to refinance or restructure its indebtedness, sell assets, reduce or delay capital investments, or seek to raise additional capital.

The Company will require significant additional capital to continue its exploration and development activities, and, if warranted, to develop mining operations.

Substantial expenditures will be required to continue with exploration at the Grey Fox and Pike River properties, the Ixhuatan project in Chiapas, Mexico and the exploration properties located in the Dominican Republic. In order to explore and, if exploration is successful, develop these projects and properties, the Company will be required to expend significant amounts for, among other things, geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of exploration. The Company may not benefit from these investments if the Company is unable to identify commercially exploitable mineralized material. If the Company is successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract those reserves.

Substantial expenditures will also be required to develop the Goldfields Project located in Saskatchewan, Canada. The Company may not be able to obtain final permits for the project and there may be significant variances relative to the feasibility study with respect to capital and operating costs as well as production estimates and related revenues, any of which could have a significant impact on the overall economics of the project.

The Company’s ability to obtain the funding necessary to explore and develop its properties and projects depends upon a number of factors, including the state of the North American and worldwide economy and the price of gold. The Company may not be successful in obtaining the required financing for these or other purposes on terms that are favorable to the Company or at all, in which case the Company’s ability to continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development of some or all of its exploration and /or development properties.

The Company’s earnings may be affected by the volatility of gold prices.

The Company historically has derived all of its revenues from the sale of gold, and its development and exploration activities are focused on gold. As a result, the Company’s future earnings are directly related to the price of gold. Since the beginning of 2010, the London P.M. or afternoon fix gold spot price, as reported by the Wall Street Journal, has fluctuated from a high of $1,448/oz to a low of $1,052/oz and was $1,431/oz on March 25, 2011. Changes in the price of gold significantly affect the Company’s profitability and the trading price of its common shares. Gold prices historically have fluctuated widely, based on numerous industry factors including:

•	industrial and jewelry demand;

•	central bank lending, sales and purchases of gold;

•	forward sales of gold by producers and speculators;

•	production and cost levels in major gold-producing regions; and

•	rapid short-term changes in supply and demand because of speculative or hedging activities.

•	Gold prices are also affected by macroeconomic factors, including:

o	confidence in the global monetary system;

o	expectations of the future rate of inflation (if any);

o	the strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted) and

o	other currencies;

o	interest rates; and

o	global or regional political or economic events, including but not limited to acts of terrorism.

The current demand for, and supply of, gold also affects gold prices. The supply of gold consists of a combination of new production from mining and existing shares of bullion held by government central banks, public and private financial institutions, industrial organizations and private individuals. As the amounts produced by all producers in any single year constitute a small portion of the total potential supply of gold, normal variations in current production do not usually have a significant impact on the supply of gold or on its price. Mobilization of gold held by central banks through lending and official sales may have a significant adverse impact on the gold price.

All of the above factors are beyond the Company’s control and are impossible for the Company to predict. If the market prices for gold fall below the Company’s costs to produce gold for a sustained period of time, that will make it more difficult to obtain financing for its projects, the Company will experience additional losses and the Company could also be required to discontinue exploration, development and/or mining at one or more of its properties.

Operational problems may disrupt mining and milling operations at Black Fox.

Mining and milling operations, including the Company’s Black Fox mine and mill, inherently involve risks and hazards. Although the Company commenced mining of the Black Fox open pit in March 2009, commenced milling in April 2009, and commenced commercial production in late May 2009, future production at Black Fox could be prevented, delayed or disrupted by, among other things:

•	unanticipated changes in grade and tonnage of material to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	adverse weather conditions;

•	incorrect data on which engineering assumptions are made;

•	availability and cost of labour and other supplies and equipment;

•	availability of economic sources of power; adequacy of access to the site;

•	unanticipated transportation costs;

•	government regulations (including regulations relating to prices, royalties, duties, taxes, restrictions on production,

•	quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	lower than expected ore grades;

•	the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected;

•	delivery and installation of equipment necessary to continue operations as planned; or

•	failure of the Company’s equipment, processes or facilities to operate properly or as expected.

Production delays or stoppages will adversely affect the Company’s sales and operating results, and could prevent the Company from meeting its obligations under the indenture that governs the Convertible Debentures.

Brigus’s exploration and development properties are highly speculative in nature and may not be successful.

Certain of Brigus’s activities are directed toward the development of mineral deposits and the exploration for and the future development of mineral deposits. The exploration for, and development of, precious metal deposits involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Brigus not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project.

There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

The development of the Goldfields Project is subject to a number of risks and its development into a commercially viable mine cannot be assured.

The Goldfields Project is currently at the pre-development stage.  Construction and development of the project is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material, permits and services essential to completing construction of the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; financing risks; labour shortages; and fluctuation in metal prices, as well as the continued support of the local community. There can be no assurance that the construction will commence or continue in accordance with current expectations or at all.

In addition, the Goldfields Project has no recent operating history upon which to base estimates of future commercial viability.  Estimates of mineral resources and mineral reserves are, to a large extent, based on the interpretation of geological data obtained from drillholes and other sampling techniques and feasibility studies. This information is used to calculate estimates of the capital cost and operating costs based upon anticipated tonnage and grades of gold to be mined and processed, the configuration of the mineral resource, expected recovery rates, comparable facility and equipment operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that difference in such estimates could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.  There can be no assurance that the Company will be able to complete development of its mineral projects, or any of them, at all or on schedule or within budget due to, among other things, and in addition to those factors described above, changes in the economics of the mineral projects, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations.  Should any of these events occur, it would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Brigus’s exploration project in the Dominican Republic is subject to a joint venture.

The Company’s exploration projects in the Dominican Republic are subject to a joint venture with Everton Resources Inc.  The termination of this joint venture could potentially have an impact on the Company and/or the Company’s share price.  The Company is currently relying on Everton to advance these projects and there is no assurance that Everton’s funding of these exploration projects will continue.

The Company faces strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, the Company may seek to replace and expand its reserves through the acquisition of new properties, interests or companies.  In addition, there is a limited supply of desirable mineral lands available in the United States, Canada and Mexico and other areas where the Company would consider conducting exploration and/or production activities.  Because the Company faces strong competition for new properties from other mining companies, most of which have greater financial resources than the Company does, it may be unable to acquire attractive new mining properties.

The Company’s estimates of reserves and resources are potentially inaccurate.

The Company estimates its reserves and resources on its properties as “proven reserves”, “probable reserves” or in accordance with applicable Canadian standards, as “measured resources”, “indicated resources” or “inferred resources”.  The Company’s ore reserve and resource figures and costs are primarily estimates and are not guarantees that the Company will recover the indicated quantities of these metals.  The Company estimates proven reserve quantities based on sampling and testing of sites conducted by the Company and by independent companies hired by the Company.  Probable reserves are based on information similar to that used for proven reserves, but the sites for sampling are less extensive, and the degree of certainty is less.  Reserve estimation is an interpretive process based upon available geological data and statistical inferences and is inherently imprecise and may prove to be unreliable.  In addition, resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

The Company’s reserves are reduced as existing reserves are depleted through production.  Reserves may be reduced due to lower than anticipated volume and grade of reserves mined and processed and recovery rates.

Reserve estimates are calculated using assumptions regarding metals prices.  For example, the Company’s reserves at Black Fox were estimated using a gold price of $1,150/oz for 88% of production and $500/oz for gold production sold through the Gold Stream Agreement.  Gold prices have fluctuated widely in the past.  Declines in the market price of metals, as well as increased production costs, capital costs and reduced recovery rates, may render reserves uneconomic to exploit, and lead to a reduction in reserves.  Any material reduction in the Company’s reserves may lead to lower earnings or higher losses, reduced cash flow, asset write-downs and other adverse effects on the Company’s results of operations and financial condition, including difficulty in obtaining financing and a decrease in the Company’s stock price.  Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.  No assurance can be given that the amount of metal estimated will be produced or the indicated level of recovery of these metals will be realized.

The Company may not achieve its production estimates.

The Company prepares estimates of future production for its operations.  The Company develops its estimates based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of mining and processing.  In the past, the Company’s actual production from time to time has been lower than its production estimates and this may be the case in the future. In particular, the Company’s estimate of 2009 gold production was lower than originally predicted as a direct result of encountering lower grade ore than its reserve model predicted and the Company’s estimate in 2010 was lower than originally predicted as a result of a delay in the development of the underground operations.

Each of these factors also applies to future development properties not yet in production.  In the case of mines the Company may develop in the future, the Company does not have the benefit of actual experience in its estimates, and there is a greater likelihood that the actual results will vary from the estimates.  In addition, development and expansion projects are subject to financing contingencies, unexpected construction and start-up problems and delays.

The Company’s future profitability depends in part on actual economic returns and actual costs of developing mines, which may differ significantly from the Company’s estimates and involve unexpected problems, costs and delays.

The Company is engaged in the development of new ore bodies.  The Company’s ability to sustain or increase its present level of production is dependent in part on the successful exploration and development of new ore bodies and/or expansion of existing mining operations.

Decisions regarding future projects, including Grey Fox, Pike River, and Goldfields, are subject to the successful completion of feasibility studies, issuance of necessary governmental permits and receipt of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow.  The Company’s estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon detailed geologic and engineering analysis.  The Company also conducts feasibility studies that derive estimates of capital and operating costs based upon many factors.

It is possible that actual costs and economic returns may differ materially from the Company’s best estimates.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.  There can be no assurance that any future exploration or development efforts, including the planned expansion at Black Fox, will be profitable.

Disruptions in the supply of critical equipment and increases in prices of raw materials could adversely impact the Company’s operations.

The Company is a significant consumer of electricity, mining equipment, fuels and mining-related raw materials, all of which the Company purchases from outside sources. Increases in prices of electricity, equipment, fuel and raw materials could adversely affect the Company’s operating expenses and profitability.  Furthermore, failure to receive raw materials in a timely manner from third party suppliers could impair the Company’s ability to meet production schedules or its contractual commitments and thus adversely impact its revenues.  From time to time, the Company obtains critical mining equipment from outside North America. Factors that can cause delays in the arrival of such equipment include weather, political unrest in countries from which equipment is sourced or through which it is delivered, terrorist attacks or related events in such countries or in the U.S., and work stoppages by suppliers or shippers.  Prolonged disruptions in the supply of any of the Company’s equipment or other key raw materials, implementing use of replacement equipment or new sources of supply, or a continuing increase in the prices of raw materials and energy could have a material adverse effect on the Company’s operating results, financial condition or cash flows.

The Company’s operations may be adversely affected by risks and hazards associated with the mining industry.

The Company’s business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures as well as the risks associated with underground mining.

Such risks could result in personal injury, environmental damage, damage to and destruction of production facilities, delays in mining and liability.  For some of these risks, the Company maintains insurance to protect against these losses at levels consistent with its historical experience and industry practice.  However, the Company may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally too expensive or not available for the Company and other companies in the industry, and, therefore, the Company does not maintain environmental insurance.  To the extent the Company is subject to environmental liabilities, it would have to pay for these liabilities.  Moreover, in the event that the Company is unable to fully pay for the cost of remediating an environmental problem, the Company might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

Mineral exploration in general, and gold exploration in particular, are speculative and are frequently unsuccessful.

Mineral exploration is highly speculative in nature, capital intensive, involves many risks and frequently is nonproductive.

There can be no assurance that the Company’s mineral exploration efforts will be successful.  If the Company discovers a site with gold or other mineralization, it will take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.  As a result of these and other uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of existing ore reserves that are being depleted by current production.

The titles to some of the Company’s properties may be uncertain or defective.

While the Company has no reason to believe that its rights to mine on any of its properties are in doubt, title to mining properties are subject to potential claims by third parties claiming an interest in them.

If there are title defects with respect to any of the Company’s properties, it might be required to compensate other persons or perhaps reduce the Company’s interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration and development programs.  Furthermore, if the Company loses its rights in and to any of its properties, the Company could incur substantial and protracted losses.

The Company may lose rights to properties if it fails to meet payment requirements or development or production schedules.

The Company derives the rights to most of its mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, purchase price installments, exploration expenditures, or other fees.  If the Company fails to make these payments when they are due, its rights to the property may lapse.  There can be no assurance that the Company will always make payments by the requisite payment dates. In addition, some contracts with respect to the Company’s mineral properties require development or production schedules. There can be no assurance that the Company will be able to meet any or all of the development or production schedules.  The Company’s ability to transfer or sell its rights to some of its mineral properties requires government approvals or third party consents, which may not be granted.

The Company’s investments in auction rate securities are subject to risks which may cause losses and affect the liquidity of these investments.

The Company acquired auction rate securities in 2007 with a face value of $1.5 million.  The securities were marketed by financial institutions with auction reset dates at 28 day intervals to provide short-term liquidity. All such auction rate securities were rated AAA when purchased, pursuant to the Company’s investment policy. Beginning in August 2007, a number of auctions failed and there is no assurance that auctions for the auction rate securities in the Company’s investment portfolio, which currently lack liquidity, will succeed.  An auction failure means that the parties wishing to sell their securities could not do so as a result of a lack of buying demand.  As at December 31, 2010, the Company’s auction rate securities held an adjusted cost basis and fair value of $1.0 million based on liquidity impairments to these securities.

Uncertainties in the credit and capital markets could lead to further downgrades of the Company’s auction rate securities holdings and additional impairments.  Furthermore, as a result of auction failures, the Company’s ability to liquidate and fully recover the carrying value of its auction rate securities in the near term may be limited or not exist.

The market price of the Company’s common shares has experienced volatility and could decline significantly.

The Company’s common shares are listed on the NYSE Amex Equities Exchange and the Toronto Stock Exchange.  The Company’s share price has declined significantly since 2004, and over the last year the closing price on the NYSE Amex Equities Exchange of the Company’s common shares has fluctuated from a low of $1.08 per share to a high of $2.10 per share. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  The Company’s share price is also likely to be significantly affected by global economic issues, as well as short-term changes in gold prices or in the Company’s financial condition or liquidity.

As a result of any of these factors, the market price of the Company’s common shares at any given point in time might not accurately reflect its long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The existence of outstanding rights to purchase common shares may impair the Company’s share price and its ability to raise capital.

Approximately 43.1 million of the Company’s common shares are issuable on exercise of warrants, options to purchase common shares at prices ranging from approximately $0.60 to $8.96 and a weighted average price of $1.56.

In addition, each $1,000 principal amount of the Convertible Debentures are convertible into common shares of the Company at the option of the holder at a conversion price of $2.45 per common share.  Further, common shares of the Company are potentially issuable in connection with the Convertible Debentures in the following circumstances: (i) at the Company’s election in lieu of payment of principal upon redemption or maturity of the Convertible Debentures, (ii) upon a change of control of the Company (as defined in the Indenture) and (iii) at the Company’s election to pay interest on the Convertible Debentures in common shares.

During the term of the warrants, options, Convertible Debentures and other rights, the holders are given an opportunity to profit from a rise in the market price of the Company’s common shares with a resulting dilution in the interest of the other shareholders.  The Company’s ability to obtain additional equity financing during the period such rights are outstanding may be adversely affected, and the existence of the rights may have an adverse effect on the price of the Company’s common shares.  The holders of the warrants, options, Convertible Debentures and other rights can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable to the Company than those provided by the outstanding rights.

Past and future equity issuances could impair the Company’s share price.

If the Company’s shareholders sell substantial amounts of its common shares, the market price of its common shares could decrease.

The Company has 190,210,214 common shares outstanding as at March 29, 2011.  In addition, the Company may sell additional common shares in subsequent offerings and issue additional common shares to finance future acquisitions or as compensation in financing transactions.

The Company cannot predict the size of future issuances of common shares or the effect, if any, that future issuances and sales of common shares will have on the market price of the Company’s common shares. Sales or issuances of large numbers of the Company’s common shares, or the perception that such sales might occur, may adversely affect prevailing market prices for the Company’s common shares.  With any additional issuance of common shares, investors will suffer dilution and the Company may experience dilution in its earnings per share.

The Company faces substantial governmental regulation.

The Company’s Black Fox mining operations and its Canadian and Mexican exploration activities are subject to regulations promulgated by various Canadian and Mexican government agencies governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Currently, the Company’s Canadian properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of Ontario, as well as local laws where they are located. In addition, the Company’s Mexican property is subject to Mexican federal laws as well as local laws where it is located.  Any changes in current regulations, the adoption of new regulations or shifts in political conditions are beyond the Company’s control of and may adversely affect its business.

Companies that engage in exploration and development activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Issuance of permits for the Company’s exploration and mining activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits.  Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.  Existing and possible future laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in its capital expenditures or require abandonment or delays in the exploration or development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

It is difficult to strictly comply with all regulations imposed on the Company.  The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation imposes strict standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water.  Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by this legislation.  In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various government bodies.  Canadian federal, provincial, and local laws and regulations relating to the exploration for and development, production and marketing of mineral production, as well as environmental and safety matters have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties.  Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements.  There is no assurance that environmental laws and regulations enacted in the future will not adversely affect the Company’s financial condition and results of operations.

The Company is subject to environmental risks.

Environmental Liability. The Company is subject to potential risks and liabilities associated with environmental compliance and the disposal of waste rock and materials that could occur as a result of the Company’s mineral exploration and production.  In certain circumstances, the potential liabilities can include liability for costs of remediation and clean up of mines which the Company owned or operated in the past, but no longer own or operate.  To the extent that the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy any non-compliance with environmental laws would reduce funds otherwise available to it and could have a material adverse effect on the Company’s financial condition or results of operations.  If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The potential exposure may be significant and could have a material adverse effect on the Company.  The Company has not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) because it is not generally available at a reasonable price or at all.

Environmental Permits. All of the Company’s exploration, development and production activities are subject to regulation under one or more of the various state, federal and provincial environmental laws and regulations in Canada and Mexico.  Many of the regulations require the Company to obtain permits for its activities.  The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of its business, causing those activities to be economically reevaluated at that time.  Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company’s financial capabilities.

The posting of bonds in accordance with regulatory determinations is a condition to the right to operate under all material operating permits, and therefore increases in bonding requirements could prevent the Company’s operations from continuing even if the Company was in full compliance with all substantive environmental laws.

Because the Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, the Company is exempt from certain rules and regulations applicable to United States domestic public companies, and the Company is not required to provide its investors with the same level of disclosure that domestic public companies are required to provide.

The Company is a foreign private issuer within the meaning of the rules under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and intends to file reports required under the U.S. Exchange Act as applicable to foreign private issuers.  As a foreign private issuer, the Company is exempt from certain provisions applicable to United States domestic public companies. For example:

•	the Company is not required to provide as many U.S. Exchange Act reports, or as frequently, as a domestic public company;

•	the Company is not required to provide the same level of disclosure on certain issues, such as executive compensation;

•
for interim reporting, the Company is permitted to comply solely with requirements in Canada, which may be less rigorous than the rules that apply to domestic public companies; the Company is not required to comply with the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act; and

•
the Company is not required to comply with Section 16 of the U.S. Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transaction.

As a result, shareholders may not have access to information they may deem important and the Company will not be under any obligation to provide such information.

Certain of the corporate governance rules promulgated by the NYSE Amex Equities Exchange will not apply to the Company so long as it qualifies as a foreign private issuer, and there may be significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE Amex Equities Exchange.

As a foreign private issuer, the Company will be permitted to follow corporate governance practices in accordance with Canadian law in lieu of certain of the NYSE Amex Equities Exchange corporate governance rules in the NYSE Amex Company Guide (“NYSE Amex Standards”).  While the Company is generally in compliance with the NYSE Amex Standards applicable to U.S. domestic issuers, the Company may in the future rely on exemptions to the NYSE Amex Standards applicable to foreign private issuers and, under such circumstances, you may not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all of the NYSE Amex Standards.

The Company discloses certain technical information in Canada relating to the Company’s properties under Canadian standards, which differs significantly from standards in the United States.

The Company files reports in Canada that are prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Technical disclosure regarding the Company’s properties included or incorporated by reference in the Company’s Canadian filings on SEDAR (“Technical Disclosure”) has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of the United States securities laws.  The Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ significantly from the requirements of the SEC, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies. For example, use of the terms “probable mineral reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” comply with the reporting standards in Canada but are not recognized by the SEC.

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

You should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies.  It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that such resources are economically or legally mineable.  The SEC generally only permits issuers to report mineralization that does not constitute “reserves” as in place tonnage and grade without reference to unit measures. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

There may be certain tax risks associated with investments in the Company’s common shares.

U.S. persons who are potential holders of the Company’s common shares should be aware that the Company could constitute a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes.  The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income.  The application of these factors depends upon the Company’s financial results for the year, which is beyond the Company’s ability to predict or control, and may be subject to legal and factual uncertainties.  While the Company does not expect to be a PFIC in 2011, the Company is unable to predict whether it will be a PFIC in 2011 or in later years.  The Company undertakes no obligation to advise investors as to the Company’s PFIC status for any year.

If the Company is a PFIC for any year, any holder of the Company’s common shares who is a U.S. person for U.S. federal income tax purposes (“U.S. holder”) and whose holding period for such common stock includes any portion of a year in which the Company is a PFIC generally would be subject to a special adverse tax regime in respect of “excess distributions.”  Excess distributions would include certain distributions received with respect to the Company’s common shares.  Gain recognized by a U.S. holder on a sale or other transfer of the Company’s common shares  also would be treated as an excess distribution.  Under the PFIC rules, excess distributions would be allocated ratably to a U.S. holder’s holding period.

The portion of any excess distributions (including gains treated as excess distributions) allocated to the current year and to prior years before the Company became a PFIC would be includible as ordinary income in the current year.  The portion of any excess distributions allocated to prior PFIC years would be taxed at the highest marginal rate applicable to ordinary income for each year (regardless of the taxpayer’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. federal income tax deferral.

In addition, dividends received from a company that is a PFIC in the year in which the dividend is paid or in the preceding calendar year are not “qualified dividend income” and are subject to taxation at ordinary income rates.

Elections may be available to mitigate the adverse tax rules that apply to PFICs (the so-called “QEF” and “mark-to-market” elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.  The Company has not decided whether it will provide the U.S. holders of the Company’s common shares with the annual information required to make a QEF election.

Additional special adverse rules could apply to the Company’s common shares if the Company is a PFIC and has a non-U.S. subsidiary that is also a PFIC.  Special adverse rules that impact certain estate planning goals could apply to the Company’s common shares if the Company is a PFIC.

The PFIC rules are extremely complex, and shareholders are urged to consult their own tax advisers regarding the potential consequences to them of the Company being classified as a PFIC.

You could have difficulty or be unable to enforce certain civil liabilities on the Company, certain of the Company’s directors and the Company’s experts.

The Company is a Yukon Territory, Canada, corporation.  Many of the Company’s assets are located outside of the United States.  Additionally, a number of the Company’s officers, directors and the experts are residents of Canada.  It might not be possible for shareholders in the United States to collect judgments obtained in United States courts predicated on the civil liability provisions of U.S. securities legislation.  It could also be difficult for shareholders to effect service of process in connection with any action brought in the United States upon such directors and experts.  Execution by United States courts of any judgment obtained against the Company, or any of directors, executive officers or experts of the Company, in United States courts would be limited to the assets, or the assets of such persons or corporations, as the case might be, in the United States.  The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION:

This report contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward looking statements and information are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward looking statements and information that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or predict. Forward-looking statements and information can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue,” or the negative of such terms, or other comparable terminology. These statements include, but are not limited to comments regarding:

•
plans for the development of and production at the Black Fox mine including, without limitation, the timing of the development of, and future production from, the underground mine and Phase 2 open pit at Black Fox;

•
estimates from the Black Fox technical report dated January 6, 2011, including mine life, processing rate, recovery rate, average annual production, cash operating costs, capital costs, net present value and discounted cash flow value of Black Fox;

•	timing of delivery of commercial ore from underground mining to the Black Fox mill;
•	timing and costs associated with the completion of capital projects, including the Company’s development of the Black Fox underground mine and the planned expansion of the Black Fox mill;
•	repayments of indebtedness and the Company’s ability to meet its obligations in connection with the 6.5% senior unsecured Convertible Debentures due March 31, 2016;
•	timing of completion of the engineering study for the possible expansion of the Black Fox mill;
•
the Company’s exploration and development plans, including such plans and financing of such plans for the Company’s Grey Fox, Pike River, Stock Mine, Goldfields, Ixhuatan and Dominican Republic projects;

•	Everton Resources, Inc.’s funding of work programs at the Company’s Dominican Republic projects;
•	liquidity to support operations and debt repayment;
•	completion of a Canadian National Instrument 43-101 report for any of the Company’s exploration properties;
•	the establishment and estimates of additional mineral reserves and resources;
•	future production, mineral recovery rates and costs, strip ratios and mill throughput rates;
•	projected total production costs, cash operating costs and total cash costs;
•	grade of ore mined and milled from Black Fox and cash flows derived therefrom;
•	anticipated expenditures for development, exploration, and corporate overhead, including expenditures for surface drilling at Black Fox and Goldfields;
•	timing and issuance of permits;
•	estimates of closure costs and reclamation liabilities;
•	the Company’s ability to obtain financing to fund the Company’s estimated expenditure and capital requirements; and
•	the impact of adoption of new accounting standards.

Although the Company believes that the plans, intentions and expectations reflected in these forward-looking statements are reasonable, the Company cannot be certain that these plans, intentions or expectations will be achieved.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements and information contained in this report.  Disclosure of important factors that could cause actual results to differ materially from the Company’s plans, intentions or expectations are included under the heading “Risk Factors” in this report.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements and information.  Factors that could cause or contribute to such differences include, but are not limited to: integrating the business of Linear Gold Corp.; unexpected changes in business and economic conditions, including the global financial and capital markets; significant increases or decreases in gold prices; changes in interest and currency exchange rates; timing and amount of production; unanticipated changes in grade of ore; unanticipated recovery or production problems; changes in operating costs; operational problems at the Company’s mining properties; metallurgy, processing, access, availability of materials, equipment, supplies and water; determination of reserves; costs and timing of development of new reserves; results of current and future exploration and development activities; results of future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which the Company operates; local and community impacts and issues; timing of receipt of government approvals; accidents and labour disputes; environmental costs and risks; competitive factors, including competition for property acquisitions; availability of external financing at reasonable rates or at all; and the factors discussed in this report under the heading “Risk Factors;” and other risks and uncertainties set forth the Company’s periodic report filings with Canadian securities authorities and the SEC.

Many of these factors are beyond the Company’s ability to control or predict.  These factors are not intended to represent a complete list of the general or specific factors that may affect the Company.  The Company may note additional factors elsewhere in this report.  All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statement or information.

ACCOUNTING PRINCIPLES, REPORTING CURRENCY AND OTHER INFORMATION

Unless stated otherwise, all dollar amounts are expressed in United States dollars.

References to “we,” “our,” “us,” the “Company” or “Brigus” mean Brigus Gold Corp. (formerly Apollo Gold Corporation) and its consolidated subsidiaries, or to any one or more of them, as the context requires.

On June 24, 2010, the Company’s shareholders authorized the Company to effect a 1-for-4 reverse split of the number of shares of the Company's common stock (the “Reverse Split”).  Immediately prior to the Reverse Split, 517,565,717 shares of common stock were outstanding.  Upon execution of the Reverse Split, such shares were consolidated into 129,391,429 shares of common stock.  This annual report and the accompanying financial statements have been retroactively adjusted to reflect the Reverse Split.

NON-GAAP FINANCIAL INFORMATION

In this report, Brigus uses the terms “cash operating costs,” “total cash costs” and “total production costs,” each of which are considered non-GAAP financial measures as defined in the United States Securities and Exchange Commission (“SEC”) Regulation S-K Item 10 and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.  These terms are used by management to assess performance of individual operations and to compare Brigus’ performance to other gold producers.

The term “cash operating costs” is used on a per ounce of gold basis.  Cash operating costs per ounce is equivalent to direct operating cost, as found on the Consolidated Statements of Operations, less production royalty expenses and mining taxes but includes by-product credits for payable silver.

The term “total cash costs” is equivalent to cash operating costs plus production royalties and mining taxes.

The term “total production costs” is equivalent to total cash costs plus non-cash costs including depreciation and amortization and accretion on accrued site closure costs.

This information differs from measures of performance determined in accordance with generally accepted accounting principles (“GAAP”) in Canada and the United States and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP and may not be comparable to similarly titled measures of other companies.  See Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, for a reconciliation of these non-GAAP measures to our Consolidated Statements of Operations.

REPORTING REQUIREMENTS FOR DISCLOSURE OF MINERAL PROPERTIES

Certain information in this annual report concerning our properties and operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ from the requirements of U.S. securities laws. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005 (“CIM Standards”).

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Pursuant to United States standards as promulgated by the SEC under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence, as to whether it can be mined and as to its economic and legal feasibility, except in rare cases. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in rare cases. Readers are cautioned not to assume that all or any part of a “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits registrants to report SEC compliant reserves in ounces and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures. As such, certain information contained in this annual report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to reporting and disclosure requirements of the SEC.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Standards differ in certain respects from the U.S. standards.  Brigus’ Proven and Probable Mineral Reserves are estimated in accordance with definitions set forth in NI 43-101.

ADDITIONAL INFORMATION.

Additional information relating to Brigus, including its Annual Information Form for 2010, is available on SEDAR at www.sedar.com and on the Company’s website at www.brigusgold.com.